UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ADESTO TECHNOLOGIES CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	001‑37582	16‑1755067
(State or other jurisdiction of incorporation or organization )	(Commission File Number)	(IRS Employer Identification No.)

3600 Peterson Way, Santa Clara, California	95054
(Address of Principal Executive Offices)	(Zip Code)

Ron Shelton

(408) 400‑0578

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒       Rule 13p‑1 under the Securities Exchange Act (17 CFR 240.13p‑1) for the reporting period January 1 to December 31, 2017

Item 1.01.  Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Adesto Technologies Corporation (“Adesto”) for the reporting period January 1 to December 31, 2017 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available on Adesto’s website at http://ir.adestotech.com/financial-information/sec-filings.

Item 1.02.  Exhibit.

Adesto has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Item 2.01.  Exhibit.

Exhibit Number	Description of Document
1.01	Adesto Technologies Corporation Conflict Minerals Report for the reporting period January 1 to December 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ADESTO TECHNOLOGIES CORPORATION

Dated: May 31, 2018	By:	/s/ Ron Shelton
	Name:	Ron Shelton
	Title:	Chief Financial Officer